

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Brandon E. Lacoff
Chief Executive Officer
Belpointe REIT, Inc.
125 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

> **Re: Belpointe REIT, Inc.**
> **Post-Qualification Amendment on Form 1-A**
> **Filed August 19, 2020**
> **File No. 024-10923**

Dear Mr. Lacoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment on Form 1-A

Plan of Operation
Our Portfolio, page 83

1.   Please provide the disclosure required by Items 14(b) and 14 (e) of Form S-11 for each of your property investments, including, as examples, the terms of any encumbrances and the estimated cost and the method of financing of an improvements.

Prior Performance Summary , page 88

2.   Please update your disclosure in this section. We note it appears to be as of June 30, 2018.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you have questions regarding our comments or any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vanessa Schoenthaler, Esq.